EXHIBIT (c)(2)

DUFF & PHELPS, LLC

• 311 SOUTH WACKER DRIVE, SUITE 4200 • CHICAGO, ILLINOIS 60606 • 312-697-4600 • FAX 312-697-0114

National Home Centers, Inc.



Presentation to the Special Committee

October 1, 2001

Table of Contents

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Table of Contents

Appendices

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Introduction

❏ The Special Committee of the Board of Directors (the "Special Committee") of National Home Centers, Inc. ("NHCI" or the "Company") has retained Duff & Phelps, LLC ("Duff & Phelps"), as its independent financial advisor in connection with the offer (as well as subsequent offers) by Mr. Dwain Newman to purchase the outstanding minority shares of the Company not already owned by its majority stockholder (the "Proposed Transaction"). Duff & Phelps is solely responsible to the Special Committee. Duff & Phelps has not provided financial advisory services to the Company or its shareholders.

❏ The Special Committee has requested Duff & Phelps to render an opinion (the "Opinion") as to whether the consideration to be paid to the minority shareholders of NHCI common stock is fair from a financial point of view.

❏ The Company's common stock is publicly traded on the NASDAQ stock index. Currently, 7,142,251 shares of the Company's common stock are outstanding.

   ■ 4,534,847 shares (63.49%) are owned by Mr. Dwain Newman, the Company's founder, chairman and the majority shareholder.

   ■ 2,607,404 shares (36.51%) are free to trade of which 500,000 shares (7.0%) are owned by institutional investors and individuals.

Executive Summary



Overview of Proposed Transaction

❑   On August 14, 2001, Mr. Newman made an initial offer to purchase all of the outstanding common stock held by the shareholders other than those held by him or his family or affiliates for an aggregate purchase price of $1.20 per common share. The offer reflected a 4.5% premium over the closing price of the stock on August 13, 2001.

❑   The board of directors appointed Mr. Richard D. Denison and Mr. David W. Truetzel, both independent members of the board of directors, to serve as the Special Committee for the purpose of evaluating the fairness of the offer to the majority shareholders and making a recommendation to the board.

❑   The Company's common stock had been trading in the range of $0.90 to $1.80 per share during the past 52 weeks (see the daily stock price and volume chart for the period 9/1/00 to 9/3/01 on page 6).

Executive Summary



Overview of Proposed Transaction, cont.

❑ On October 1, after discussions with the Special Committee, Mr. Newman notified the Special Committee that he had revised his initial offer price of $1.20 per share to the Proposed Transaction offer price of $1.40 per share, which represents a 22% premium over the closing price of NHCI's common stock on August 13, 2001 (1-day prior to the initial offer of $1.20 per share).

❑ Based on our analysis, summarized herein, and assuming the accuracy and completeness of the information provided to us, it is the opinion of Duff & Phelps that the revised offer of $1.40 per share is fair to the minority shareholders of the Company from a financial point of view.

Executive Summary



The following table summarizes the Proposed Transaction

National Home Centers Inc. Summary of Proposed Transaction ($ in thousands)		
Shares Outstanding (000s)		7,142
Proposed Transaction Tender per Share		$1.40
Implied Equity Value		$10,000
Implied 1 - Day Premium		**21.75%**
Implied 30 - Day Premium		**25.01%**
Implied 60 - Day Premium		**37.27%**
Implied 90 - Day Premium		**25.01%**
Implied 360 - Day Premium		**-10.25%**
Add: Value of debt		$15,567
Less: PV of NOL carryforwards		$2,936
Less: Value of outstanding options		$22
Less: Life insurance related assets		$1,792
Less: PV of net proceeds from sale of Conway R/E		$2,122
Implied Enterprise Value		**$18,695**

NHCI Financial Performance[1]		Implied Proposed Transaction Multiples	
3 Year Average EBITDA	$2,610	3 Year Average EBITDA Multiple	**7.16x**
LTM EBITDA	$3,765	LTM EBITDA Multiple	**5.00x**
LTM Revenue	$102,373	LTM Revenue Multiple	**0.20x**
Projected 2001 EBITDA	$4,164	Projected 2001 EBITDA Multiple	**4.50x**
Projected 2001 Revenue	$105,000	Projected 2001 Revenue Multiple	**0.20x**

1 - EBITDA adjusted for rental income from Conway Retail.

2 - Implied premium calculations are based on the date of the initial offer on August 14, 2001.

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NHCI Daily Stock Price and Volume Chart

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❏ **Observations on the Fairness Opinion Process**

- ■ Our analysis assumes the accuracy and completeness of the information provided to us by management and the information obtained from public sources.

- ■ The financial projections in Duff and Phelps' base case analysis are derived from forecasts provided by NHCI management.

- ■ Real estate leases and rents are considered at their respective fair market values.

- ■ A fairness opinion is not necessarily susceptible to partial analysis or summary description; a conclusion as to the fairness of the proposal should not be derived from any single analysis.

Scope of Analysis

Due Diligence and Documentation Review

❑ Held discussions with senior management of NHCI at their offices in Arkansas concerning the history, current operations and future outlook for NHCI and the home improvement industry.

❑ Toured NHCI's headquarters' location in Arkansas, including a retail outlet at the same facility

❑ Reviewed and analyzed relevant financial information for NHCI .

  ■ Audited financial statements for the fiscal years ended January 31, 1997 – 2001.

  ■ Unaudited internal financial statements for the period ended January 31, 1999 – 2001.

  ■ Financial projections for NHCI prepared by management for the fiscal years from 2002 to 2004.

❑ Studied industry trends and future projections for the home improvement industry.

Analysis

❑ Compared NHCI's projected growth rate, margins, EBITDA and book values to publicly traded comparable companies.

❑ Reviewed financial information on recent transactions in the home improvement industry.

❑ Reviewed other publicly available economic, industry, investment, and financial data.

❑ Performed a discounted cash flow analysis of NHCI.

❑ Performed a capital markets analysis.

Scope and Methodologies



Valuation Methodologies

❏ Discounted Cash Flow Analysis

■ Project free cash flows (FCFs) - cash available to invest in the business, service debt, or distribute to investors; cash flows should represent a weighted average of several likely scenarios for future performance.

■ Duff & Phelps uses a 10-year projection period which is intended to capture the primary growth phase of the subject company.

■ Project a continuing value - value of business after the projection period; growth assumption into perpetuity is based on inflationary or overall economic growth.

■ Discount FCFs and continuing value to the present using the rate of return that investors would require on an investment in the company, resulting in an enterprise value of the company.

■ Discount rates determined by a combination of theoretical models, the required rates of return for various classes of investors, and the judgment of Duff & Phelps based on our experience in securities valuation.

Scope and Methodologies



Valuation Methodologies, cont.

❑ Comparable Company Analysis

- Select a group of publicly traded companies that could be considered comparable, in whole or in part, to the subject company.
- No single company will be exactly comparable to the subject company.
- The value of the subject company is determined by the rates at which the revenues and earnings of the comparable companies are capitalized in the public markets, after adjusting for size, growth prospects, risk and other qualitative and quantitative differences among the subject company and the comparable companies.

❑ Going Private Premium Analysis

- Select a group of publicly traded companies that could be considered comparable, in whole or in part, to the subject company.
- No single company will be exactly comparable to the subject company.
- The value of the subject company is determined by 1-day, 30-day and 90-day transaction premiums, trading volumes, revenues, EBITDA and market caps categorized by company size.
- This analysis included many transactions involving change of control, whereas the Proposed Transaction involves only a minority interest.

Valuation Methodologies, cont.

❏ Comparable Transactions Analysis

- Select a group of transactions involving companies that could be considered comparable, in whole or in part, to the subject company and the subject transaction.

- No single company or transaction will be exactly comparable to the subject company or subject transaction.

- It is very difficult to obtain meaningful information on transactions involving private companies.

- The value of the subject company is determined by the implied valuation ratios of the comparable companies involved in the transactions, after adjusting for size, growth prospects, risk and other qualitative and quantitative differences among the subject company and the comparable companies involved in the transactions.

- Net operating loss carryforwards have no tangible value in this analysis.

- We are representing the minority shareholders in this transaction.

- This analysis included many transactions involving change of control, whereas the Proposed Transaction involves only a minority interest.



Business Overview

National Home Centers, Inc. (NHCI)



Volume
Stock Price
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$2.0
$1.5
$1.0
$0.5
$0.0
9/27
10/11
10/25
11/8
11/22
12/7
12/21
1/8
1/23
2/6
2/21
3/7
3/21
4/4
4/19
5/3
5/17
6/1
6/15
6/29
7/16
7/30
8/13
8/27
9/17

LTM Financial Summary

($ in Millions except for shares)

Enterprise Value:	$18.7
Revenue:	102.4
EBITDA:	3.9
Total Debt:	15.6
Shares Outstanding:	7,142,251
Float:	2,607,404
Avg. daily trading volume:	3,636
Avg. Trading Volume %	0.05%
Analyst coverage:	None

Business Overview

National Home Centers, Inc., is a retailer of home improvement products and building materials, with eight locations in Arkansas. The Company serves both retail consumers and professional contractors primarily in Arkansas, but also in Oklahoma, Missouri and Kansas. NHC also operates fabrication facilities for value-added conversion products such as countertops, pre-hung door units, and window units. Approximately 80% of the Company's sales are to contractor customers.

Stock Ownership

Name	**% of Total Shares**
Dwain Newman, Chairman	63.5%
Institutional Holdings	7.8%
Other Shares	28.7%

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11

Business Overview



- National Home Centers, Inc. (NHCI) is a retailer of home improvement products and building materials with an established core geographical market primarily in Arkansas, but including parts of Oklahoma, Missouri and Kansas.

  - The Company operates eight stores in four Arkansas markets, including Northwest Arkansas, Little Rock, Russellville and Fort Smith.
  - NHCI's business strategy is to target professional contractor sales by providing a broad product assortment along with value-added fabrication services for products such as countertops, pre-hung door units and window units.

- The table below summarizes the Company's percentage of sales by product group for the last three years.

National Home Centers, Inc. Sales By Product Line			
	Fiscal Year Ended		
	2001	**2000**	**1999**
Product Lines			
Building Materials	66	71	61
Hardware/Plumbing/Electrical	12	11	15
Home Décor	10	8	9
Appliances/Cabinets	10	8	10
Lawn and Garden	2	2	5
	----------	----------	---------
Total	100%	100%	100%
	=======	=======	=======

- The Company owns and leases its branch locations. The Springdale, Bentonville, Fort Smith and North Little Rock stores are leased from NHCI's chairman or spouse. NHCI owns the Conway contractor property and a portion of the Russellville property.



❑ The table below summarizes the Company's financial performance for the past three years and the LTM period ended July 31, 2001.

National Home Centers, Inc. Summary Financial Performance ($ in Millions)				
Fiscal Year	LTM 7/31/01	2001	2000	1999
Income Statement:				
Revenues	$100.6	$96.6	$110.0	$104.7
Revenue Growth	4.2%	-12.2%	5.1%	NA
Same-store sales growth	8.0%	-12.0%	16.2%	-12.5%
Gross Margin	25.9%	24.8%	22.3%	22.4%
EBITDA	$3.7	$2.9	$3.6	$0.8
EBITDA Margin	3.7%	3.0%	3.3%	0.8%
Balance Sheet:				
Funded Debt	$15.2	$14.3	$16.0	$13.7
Net Working capital[1]	16.3	13.1	15.1	11.5
Selected Operating Data:				
Number of stores at end of period	8	8	8	8
Average sales per square foot	NA	NA	$485	$250
(1) A/R plus Inventory less A/P and Accrued Expenses.				

Financial Overview



❑ Revenues for the LTM period ended July 31, 2001 were $100.6 million, down from $108.9 million as of LTM period ended July 31, 2000. For the six months ended July 31, 2001, revenues increased 7.8% to $56.7 million compared to $52.6 million for the six months ended July 31, 2000.

■ The decline in LTM revenues can be attributed to the current economic downturn, increased competition from national and/or regional chains and lumber price deflation.

■ The increase in six month revenues can be attributed to same-store sales growth of 8.0% for the second quarter ended July 31, 2001 compared to 2000.

❑ EBITDA of $3.7 million for the LTM period ended July 31, 2001 was unchanged in comparison to the prior year period LTM EBITDA. For the six months ended July 31, 2001, EBITDA increased to $2.6 million compared to approximately $2.0 million for the same period of the prior year.

■ LTM EBITDA margins increased to 3.7% compared to 3.4% as of the prior LTM period. The increase in EBITDA margins can be attributed to a greater percentage of sales made to professional contractors than retailers compared to the prior year.

❑ Funded debt increased to $15.2 million as of July 31, 2001 compared to $14.2 million as of fiscal year end 2001.

❑ Net working capital (defined as receivables plus inventory less payables and accrued expenses) increased to $16.3 million as of July 31, 2001 from $13.1 million as of fiscal year end 2001.

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Industry Overview

❑ The home improvement and building products industry is highly competitive, as lumberyards, home centers, discount retail stores, warehouse stores, traditional hardware stores, and plumbing and electrical suppliers fiercely compete for market share.

■ The sector is heavily dominated by large national and regional chains, including Home Depot, Lowe's and Menard's.

■ Markets have become overly saturated and in order to maintain market share companies have engaged in pricing wars.

■ Competition has significantly impacted many of the smaller retailers and suppliers.

❑ The industry is heavily exposed to changes in interest rates and the commodity markets.

■ Favorable long-term interest rates help generate sales and create housing turnover.

■ Commodities, including lumber, plywood and other building materials, significantly impact sales and profitability.


❑ The home improvement and building materials sector has experienced significant growth over the past decade and is expected to remain strong through 2004.

Total Sales by Home Improvement Retailers
($ in Billions)



Source: *Do It Yourself Retailing*

Industry Overview



Population Growth - Core Markets

❏ The table below summarizes projected population growth impacting the home improvement and building materials business within the Company's primary markets.

National Home Centers, Inc. State Population Projections (in 000s)					
2000	**2005**	**2010**	**2015**	**2020**	**2025**
Arkansas 2,631	2,750	2,840	2,922	2,997	3,055
Kansas 2,668	2,761	2,849	2,939	3,026	3,108
Missouri 5,540	5,718	5,864	6,005	6,137	6,250
Oklahoma 3,373	3,491	3,639	3,789	3,930	4,057
Source: U.S. Census Bureau					

Industry Overview



Housing Starts

❑ Housing starts were down to 1.57 million in 2000 from the near-record levels of 1.64 in 1999. The NAHB projects housing starts will decrease again this year to 1.55 million before a turnaround, expected in 2002. New home sales were up slightly in 2000 from 879,000 to 881,000 and are expected to increase again in 2001 to 890,000.

❑ For the first nine months of 2001, housing starts totaled 1.23 million up from 1.21 million in 2000.

National Home Centers, Inc. New Housing Units (in 000s)			
1997	**1998**	**1999**	**2000**
Arkansas 13.0	12.9	13.7	12.5
Kansas 13.6	15.6	16.4	15.2
Missouri 27.9	29.7	29.6	26.0
Oklahoma 13.2	16.3	16.2	15.5
Source: National Association of Home Builders			

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Industry Overview



Home Remodeling Expenditures

❑ Factors driving the remodeling market include the age of the housing stock, existing home sales and appreciation of home values.

■ As the housing stock ages, there is a larger need to upgrade or replace all or parts of homes.

■ Statistics show that homeowners are most likely to undertake a remodeling project during the first few years they own a home. Increased spending on remodeling usually follows high levels of turnover.

■ Trends have also shown that homeowners are more likely to remodel when home prices are rising.



Residential Improvements and Repairs Forecast
1998 to 2009

Source: U.S. Census Bureau

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Industry Overview



Home Improvement Retail Sales

❑ Despite the drop in consumer confidence following the events of September 11, 2001, home improvement retail sales are expected to recover.

■ Sales are projected to accelerate throughout 2002 after the economic slowdown in the second half of 2001.

■ Mid-September cuts left interest rates at near record lows.

■ Low borrowing costs will boost new housing starts and major improvements to existing structures in 2002.

■ Home improvement retail sales are expected to increase by about 5.2 percent in 2002.

Quarterly Sales History and Forecast for Home Improvement Retail Channels

Total U.S. Sales Given in Billions of Dollars



Source: U.S. Department of Commerce, October 22, 2001

Capital Markets Overview



Home Improvement and Building Materials Providers
08/14/01 - 09/18/01 Capital Markets Analysis



Note: Secondary Comparable Group consists of Home Depot, Lowe's and Sears Roebuck & Co.

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Capital Markets Overview



❑ Since the initial announcement of the Proposed Transaction on August 14, 2001, the capital markets have experienced significant volatility, especially after the markets closed on September 10, 2001.

- As seen on the prior page, the primary comparable group lagged behind both the S&P 500 and DJIA since the announcement date and continued to decline after trading resumed on September 17, 2001.

- The secondary comparable group (Home Depot, Lowe's and Sears Roebuck) generally performed consistently with the capital markets since the announcement date, but experienced a significant decline and lagged behind the S&P 500 and DJIA as the markets reopened on September 17, 2001.

- NHCI has outperformed the key market indexes, primary comparable group and secondary comparable group since the announcement date and the reopening of the U.S. capital markets on September 17, 2001.

Capital Markets Overview



National Home Centers, Inc. Capital Markets Analysis			
	Stock Price		Change Since
Company	09/10/01	09/27/01	9/10/01
Primary Comparable Group			
Building Materials Holding Co. (BMHC)	$14.51	$12.00	-17.3%
Eagle Supply Group (EEGL)	1.23	1.14	-7.3%
House2Home (HTH)	1.83	1.33	-27.3%
Huttig Building Products (HBP)	5.25	5.00	-4.8%
Wickes (WIKS)	3.40	3.10	-8.8%
Wolohan Lumber (WLHN)	14.80	14.99	1.3%
NHCI Market Performance	1.11	1.16	4.5%
*Mean**			-10.7%
*Median**			-8.1%
Large Retailers - Home Improvement Centers			
Home Depot (HD)	$40.55	$36.90	-9.0%
Lowes (LOW)	31.86	30.40	-4.6%
Sears Roebuck & Co. (S)	38.78	34.66	-10.6%
Mean			-8.1%
Median			-9.0%
Market Performance			
Dow Jones Industrial Average	9,605.51	8,681.42	-9.6%
S&P 500	1,092.54	1,018.61	-6.8%
NASDAQ Composite	1,695.38	1,460.71	-13.8%
Mean			-10.1%
Median			-9.6%

* Mean and median calculations exclude NHCI.

Discounted Cash Flow Analysis

Discounted Cash Flow ("DCF") Analysis

❏ DCF analysis focuses on the subject company's ability to generate free cash flow. Free cash flow is defined as cash that is available to invest in the business, service debt, or distribute to investors. We use reasonable projections of revenues, earnings, and reinvestment requirements to estimate the free cash flow a company will likely generate from its existing business.

❏ DCF analysis requires that the stream of free cash flows (including the continuing value) be discounted to the present at a rate of return that investors would require on an investment in the business. This rate of return (discount rate) should reflect the degree of perceived risk associated with achieving the projected results. The discount rate is a weighted average of the rates of return that investors would require for investing in the debt and equity securities of the subject company.

❏ To determine the enterprise value of NHCI, we conducted three DCF analyses, which are more fully described on the next page.

❏ Our DCF analyses assumed a ten-year projection period. Beyond the ten year projection period, we estimated the "continuing value" of the company by utilizing a commonly accepted perpetuity formula. This continuing value is equivalent to the present value of all cash flows after the projection period. Our "continuing value" calculation is supported by implied multiples of terminal year EBITDA, NOPAT (debt-free net income) and revenues.

Discounted Cash Flow Analysis

❑ Three scenarios were considered in our discounted cash flow analysis. The two value drivers that were sensitized in each of the three DCF models were sales growth and EBITDA margin.

- ■ *Scenario 1 – Base Case:* This scenario is based on management's projections for fiscal years 2002, 2003 and 2004. Sales growth in year 1 is 8.7% and terminal year sales growth is 4.0%. EBITDA margin in year 1 is 4.0%, and in the terminal year is 4.7%.

- ■ *Scenario 2 – Negative Case:* This scenario is based on lower sales growth and EBITDA margins. Given the seasonal nature of this business, this scenario captures the downside effects on the results of NHCI. Sales growth in year 1 is 8.7% and terminal year sales growth is 3.0%. EBITDA margin in year 1 is 4.0% and in the terminal year is 4.0%.

- ■ *Scenario 3 – Positive Case:* This scenario is based on higher sales growth and EBITDA margins. Given the seasonal nature of this business, this scenario captures the upside effects on the results of NHCI. Sales growth in year 1 is 8.7% and terminal year sales growth is 5.0%. EBITDA margin in year 1 is 4.0% and in the terminal year is 5.0%.

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Discounted Cash Flow Analysis

Key Assumptions

❑   Below are the key discounted cash flow analysis assumptions for NHCI for the three scenarios described in the previous page. The complete discounted cash flow model is included in Appendix B.

National Home Centers, Inc DCF Valuation Key Assumptions										
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Base Case Revenue Growth	8.7%	5.0%	5.0%	4.5%	4.5%	4.3%	4.3%	4.2%	4.2%	4.0%
Base Case Gross Profit Margin	25.3%	24.8%	24.8%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%
Base Case EBITDA Margin	4.0%	3.7%	3.9%	4.3%	4.4%	4.5%	4.5%	4.7%	4.7%	4.7%
Negative Case Revenue Growth	8.7%	5.0%	5.0%	4.5%	4.5%	4.0%	4.0%	3.5%	3.0%	3.0%
Negative Case Gross Profit Margin	25.3%	24.8%	24.7%	24.4%	24.3%	24.2%	24.2%	24.3%	24.3%	24.3%
Negative Case EBITDA Margin	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Positive Case Revenue Growth	8.7%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Positive Case Gross Profit Margin	25.3%	25.3%	25.3%	25.3%	25.3%	25.3%	25.3%	25.3%	25.3%	25.3%
Positice Case EBITDA Margin	4.0%	4.2%	4.4%	4.6%	4.7%	4.8%	4.8%	5.0%	5.0%	5.0%

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Discounted Cash Flow Analysis

Scenario 1 – Base Case

Key DCF Assumptions

❑   In 2002, the Company's budget anticipates sales growth of 8.7% based on the expected increase in housing starts in the Northwest Arkansas area. Sales growth is forecasted at 4.5% in year 5 and 4.0% for the remainder of the forecast period.

❑   EBITDA margins are projected to improve from 3.2% in 2001 to 4.0% in 2002, gradually increasing to 4.7% through 2011. EBITDA is projected to increase from $3.0 million in 2001 to $7.2 million in 2011.

❑   SG&A expenses as a percentage of revenue are projected to improve to 14.5% in 2002 from 15.7% in 2001.

❑   Capital expenditures are projected at 1.5% of revenue per year.

❑   Working capital requirements are consistent with historical performance.

Discounted Cash Flow Analysis

Scenario 1 Base Case Summary:

❑ The following table summarizes the results of the base case scenario. The base case produces an equity value in the range of $9.8 million to $12.3 million resulting in a per share value of $1.38 to $1.74 with a mid-point value of $1.55 per share.

National Home Centers, Inc Discounted Cash Flow Analysis Base Case			
$ in 000s	Year 1	Year 5	Year 10
Revenues	$105,000	$126,416	$155,289
Gross Profit Margin	25.3%	25.0%	25.0%
Sales Growth	8.7%	4.5%	4.0%
EBITDA Margin	4.0%	4.4%	4.7%
10 - Year Sales CAGR	6.1%		
Discount Rate, Range	12.00%	11.50%	11.00%
Enterprise Value, Range	$18,555	$19,739	$21,092
Less: Value of debt	15,567	15,567	15,567
Add: PV of NOL carryforwards	2,936	2,936	2,936
Add: Value of outstanding options	22	22	22
Add: Life insurance related assets	1,792	1,792	1,792
Add: PV of net proceeds from sale of Conway R/E	2,122	2,122	2,122
Equity Value, Range	9,860	11,043	12,397
Equity Value per Share, Range	$1.38	$1.55	$1.74
LTM EBITDA Multiple	5.0x	5.3x	5.6x

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Scenario 2 – Negative Case

Key DCF Assumptions

❑ In 2002, sales growth is the same as in the base case. Sales growth is projected at 4.5% in year 5 and the terminal value growth is 3.0%.

❑ EBITDA margins are projected to improve from 3.2% in 2001 to 4.0% in 2002 and are kept consistent through 2011. EBITDA is projected to increase from $3.0 million in 2001 to $6.0 million in 2011.

❑ SG&A expenses as a percentage of revenue are projected to improve to 14.5% in 2002 from 15.7% in 2001.

❑ Capital expenditures are projected at 1.5% of revenue per year.

❑ Working capital requirements are consistent with historical performance.

Discounted Cash Flow Analysis

Scenario 2 Negative Case Summary:

❑ The following table summarizes the results of the negative case scenario. The negative case produces an equity value in the range of $5.6 million to $7.2 million resulting in a per share value of $0.79 to $1.02 with a mid-point value of $0.90 per share.

National Home Centers, Inc Discounted Cash Flow Analysis Negative Case			
$ in 000s	Year 1	Year 5	Year 10
Revenues	$105,000	$126,416	$150,135
Gross Profit Margin	25.3%	24.3%	24.3%
Sales Growth	8.7%	4.5%	3.0%
EBITDA Margin	4.0%	4.0%	4.0%
10 - Year Sales CAGR	5.5%		
Discount Rate, Range	12.00%	11.50%	11.00%
Enterprise Value, Range	$14,321	$15,095	$15,966
Less: Value of debt	15,567	15,567	15,567
Add: PV of NOL carryforwards	2,936	2,936	2,936
Add: Value of outstanding options	22	22	22
Add: Life insurance related assets	1,792	1,792	1,792
Add: PV of net proceeds from sale of Conway R/E	2,122	2,122	2,122
Equity Value, Range	5,626	6,400	7,271
Equity Value per Share, Range	$0.79	$0.90	$1.02
LTM EBITDA Multiple	3.8x	4.0x	4.3x

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Scenario 3 – Positive Case

Key DCF Assumptions

- In 2002, sales growth is the same as in the base case. Sales growth is projected at 5.0% in year 5 and the terminal value growth is 5.0%.

- EBITDA margins are projected to improve from 3.2% in 2001 to 4.0% in 2002 and 5% through 2011. EBITDA increases from $3.0 million in 2001 to $8.0 million in 2011.

- SG&A expenses as a percentage of revenue are projected to improve to 14.5% in 2002 from 15.7% in 2001.

- Capital expenditures are forecast at 1.5% of revenue per year.

- Working capital requirements are consistent with historical performance.

Discounted Cash Flow Analysis

Scenario 3 Positive Case Summary:

The following table summarizes the results of the positive case scenario. The positive case produces an equity value in the range of $13.2 million to $16.6 million resulting in a per share value of $1.86 to $2.34 with a mid-point of $2.08 per share.

National Home Centers, Inc Discounted Cash Flow Analysis Positive Case			
$ in 000s	Year 1	Year 5	Year 10
Revenues	$105,000	$127,628	$162,889
Gross Profit Margin	25.3%	25.3%	25.3%
Sales Growth	8.7%	5.0%	5.0%
EBITDA Margin	4.0%	4.7%	5.0%
10 - Year Sales CAGR	6.9%		
Discount Rate, Range	12.00%	11.50%	11.00%
Enterprise Value, Range	$21,971	$23,550	$25,391
Less: Value of debt	15,567	15,567	15,567
Add: PV of NOL carryforwards	2,936	2,936	2,936
Add: Value of outstanding options	22	22	22
Add: Life insurance related assets	1,792	1,792	1,792
Add: PV of net proceeds from sale of Conway R/E	2,122	2,122	2,122
Equity Value, Range	13,276	14,854	16,696
Equity Value per Share, Range	$1.86	$2.08	$2.34
LTM EBITDA Multiple	5.9x	6.3x	6.8x

DUFF&PHELPS, LLC

Comparable Company Analysis



Primary Comparable Public Company Group

❑ Valuation multiples for the primary publicly traded companies ("the Primary Comparable Group") are summarized below, as of September 27, 2001. Detailed schedules of the Primary Comparable Group used in the valuation analysis are included in Appendix C.

National Home Centers, Inc. **Comparable Public Company Analysis**										
	Market Data					**LTM Financial Performance**			**Enterprise Value**[1]	
	Stock Price		**Change Since**	**% of 52-week**		**Revenues**	**EBITDA**	**Same Unit Revenue**	**LTM**	**LTM**	**Projected**
Company	**09/27/01**	**12/31/00**	**12/31/00**	**high**	**(millions)**	**Margin**	**Growth**[2]	**Revenues**	**EBITDA**[3]	**EBITDA**[3]
Primary Group										
Building Materials Holding Co. (BMHC)	$12.00	$8.50	41.2%	68.6%	$1,000.7	5.4%	-0.4%	0.31x	5.7x	5.1x
Eagle Supply Group (EEGL)	1.14	1.34	-15.2%	28.5%	193.5	3.5%	NA	0.21x	6.1x	NA
House2Home (HTH)	1.33	1.00	33.0%	26.6%	1,077.8	NM	NA	0.19x	NM	NA
Huttig Building Products (HBP)	5.00	4.13	21.2%	76.9%	972.2	3.8%	-8.0%	0.19x	4.9x	4.1x
Payless Cashways (PCSH)	0.01	0.88	-99.4%	0.3%	1,195.2	0.1%	-35.9%	0.22x	NM	NA
Wickes (WIKS)	3.10	4.13	-24.8%	50.2%	991.0	1.7%	-2.6%	0.26x	15.2x	NA
Wolohan Lumber (WLHN)	14.99	10.75	39.4%	98.3%	269.4	3.4%	-9.0%	0.16x	4.7x	NA
National Home Centers, Inc. (NHCI)	1.16	1.06	9.1%	67.8%	102.4	3.8%	21.0%	0.17x	4.5x	4.1x
Mean[4]			0.6%	52.2%				0.22x	7.3x	4.6x
Median[4]			15.2%	59.0%				0.21x	5.7x	4.6x
Market Performance										
Dow Jones Industrial Average	8,681.42	10,787.99	-19.5%	76.6%						
S&P 500	1,018.61	1,320.28	-22.8%	69.8%						
NASDAQ Composite	1,460.71	2,470.52	-40.9%	38.7%						
Mean			-27.8%	61.7%						
Median			-22.8%	69.8%						

(1) Equity value plus debt, preferred stock, and minority interest, less cash and equivalents.
(2) Based on the year over year performance of the most recent quarter.
(3) Earnings before interest, taxes, depreciation and amortization.
(4) Mean and median calculations exclude NHCI.
Sources: Standard & Poor's Compustat Services, Inc. and Bloomberg Financial Database.



Comparable Company Analysis

Secondary Comparable Public Company Group

- We also reviewed valuation multiples for a secondary group of comparable companies ("the Secondary Comparable Group"). This secondary group included both Large Home Improvement Retailers and Industrial Distributors. The multiples for this group are summarized below, as of September 27, 2001.

National Home Centers, Inc.
Comparable Public Company Analysis

	Market Data				LTM Financial Performance			Enterprise Value[1]	
	Stock Price		Change Since	% of 52-week			Same Unit Revenue	LTM	LTM
Company	09/27/01	12/31/00	12/31/00	high	Revenues (millions)	EBITDA Margin	Growth[2]	Revenues	EBITDA[3]
Large Retailers - Home Impovement Centers									
Home Depot (HD)	$36.90	$45.69	-19.2%	65.0%	$48,783.0	10.3%	1.0%	1.76x	17.1x
Lowes (LOW)	30.40	22.25	36.6%	76.3%	19,587.8	9.8%	-3.0%	1.32x	13.5x
Sears Roebuck & Co. (S)	34.66	34.75	-0.3%	72.5%	40,971.0	10.7%	-0.9%	0.88x	8.0x
Mean			5.7%	71.2%				1.32x	12.9x
Median			-0.3%	72.5%				1.32x	13.5x
Industrial Distributors									
Applied Industrial Technologies (AIT)	$17.02	$21.00	-12.8%	81.0%	$1,625.8	4.8%		0.26x	5.5x
Hughes Supply (HUG)	19.55	17.94	48.0%	70.1%	3,186.4	3.8%		0.31x	8.0x
Industrial Distribution Group (IDG)	1.45	1.75	0.0%	46.0%	533.8	1.7%		0.12x	7.1x
Noland Co. (NOLD)	21.95	16.38	46.6%	85.7%	481.0	3.3%		0.25x	7.7x
W.W. Grainger (GWW)	36.87	36.50	12.3%	76.8%	4,927.4	9.1%		0.77x	8.1x
Mean			18.8%	71.9%				0.34x	7.3x
Median			12.3%	76.8%				0.26x	7.7x
Market Performance									
Dow Jones Industrial Average	8,681.42	10,787.99	-19.5%	76.6%					
S&P 500	1,018.61	1,320.28	-22.8%	69.8%					
NASDAQ Composite	1,460.71	2,470.52	-40.9%	38.7%					
Mean			-27.8%	61.7%					
Median			-22.8%	69.8%					

(1) Equity value plus debt, preferred stock, and minority interest, less cash and equivalents.
(2) Based on the year over year performance of the most recent quarter.
(3) Earnings before interest, taxes, depreciation and amortization.
Sources: Standard & Poor's Compustat Services, Inc. and Bloomberg Financial Database.

Comparable Company Analysis

Financial Performance Analysis

- The Comparable Public Company analysis is focused on seven publicly traded companies ("the Primary Comparable Group") similar to NHCI in terms of markets, growth opportunities, returns and risks. We recognize that no single public company is exactly similar to NHCI.

- *Growth and Profitability*: Relative to the Comparable Group, NHCI's financial performance, as measured by EBITDA growth and EBITDA margin, ranks near the median of the range of the Comparable Group.

- *Size*: As measured by revenue size, EBITDA and book value, NHCI ranked at the low end of the Comparable Group range.

- *Capital Structure*: NHCI's capital structure is similar to the capital structure of the Comparable Group, as measured by debt to enterprise value and interest coverage ratio.

- Due to NHCI's smaller size and volatile past performance, we would expect NHCI to be valued below the median of the valuation multiples observed by the Primary Comparable Group. The chart on the following page compares NHCI's financial performance to that of the Primary Comparable Group.

Comparable Company Analysis



Financial Performance Ranking

		National Home Centers, Inc. Financial Performance Comparison ($ In Thousands)					
Characteristic	Financial Metric	NHCI Performance	Comparable Company Group			NHCI Rank Out of 8 Firms	NHCI Results
			Median	Mean	Range		
Size	Revenues	$102,373	991,044	814,265	193,546 - 1,195,199	8th	Below Average
	Book Value	$12,151	77,185	96,117	18,702 - 230,366	8th	Below Average
	Number of Stores	8	89	87	35 - 150	8th	Below Average
Profitability	LTM EBITDA Margin	3.8%	3.4%	3.0%	0.1% - 5.4%	3rd	Above Average
	3-Year EBITDA Margin	2.5%	3.6%	3.4%	1.0% - 5.3%	5th	Below Average
	LTM Revenue per Employee [1]	$229	242	249	127 - 383	5th	Below Average
	LTM Revenue per Location [2]	$12,798	8,019	9,489	5,530 - 15,681	1st	Above Average
Growth	LTM Revenue Growth	-7.6%	-7.0%	-10.5%	-27.4% - 7.1%	4th	Average
	3-Year Revenue Growth	-13.8%	5.1%	8.7%	-13.2% - 48.3%	8th	Below Average
	Comparable Store Revenue Growth [3]	21.0%	-8.0%	-11.2%	-35.9% - -0.4%	1st	Above Average
Returns	LTM Return on Assets (ROA)	5.1%	3.7%	3.9%	1.8% - 6.5%	3rd	Above Average
	LTM Return on Invested Capital (ROIC)	7.1%	5.7%	5.5%	2.4% - 10.3%	2nd	Above Average
Capital Structure	Debt / Enterprise Value	65.8%	71.8%	64.7%	9.7% - 99.1%	4th	Average
	Interest Coverage Ratio	2.9x	2.7x	3.3x	0.02x - 9.9x	4th	Average

1 - Based on latest fiscal year number of employees.

2 - Based on latest fiscal year number of locations.

3 - Based on the year over year performance of the most recent quarter.

DUFF & PHELPS, LLC

Comparable Company Analysis



Valuation Conclusions

❑ The following table summarizes the results of the comparable company analysis. The analysis produces an equity value in the range of $9.2 million to $10.8 million resulting in a per share range of $1.29 to $1.51 with a mid-point value of approximately $1.40 per share, which is commensurate with the Proposed Transaction offer.

National Home Centers, Inc. Comparable Company Valuation Summary (in Thousands except per share data)			
	LTM Revenues	**LTM EBITDA**	**Projected EBITDA**
Comparable Group Median Multiple	0.21x	5.70x	4.60x
Selected NHCI Multiple Range	0.19x	5.00x	4.30x
NHCI Performance [1]	$102,373	$3,765	$4,164
Implied Enterprise Value	**$19,451**	**$18,825**	**$17,905**
Less: Value of debt	$15,567	$15,567	$15,567
Add: PV of NOL carryforwards	2,936	2,936	2,936
Add: Value of outstanding options	22	22	22
Add: Life insurance related assets	1,792	1,792	1,792
Add: PV of net proceeds from sale of Conway R/E	2,122	2,122	2,122
Implied Equity Value	**$10,756**	**$10,130**	**$9,210**
Shares Outstanding	**7,142**	**7,142**	**7,142**
Implied Equity Value per Share	**$1.51**	**$1.42**	**$1.29**

[1] LTM EBITDA and projected EBITDA excludes rental income from Conway Retail.

DUFF&PHELPS, LLC

Going Private Premium Analysis



❑ Duff & Phelps compared the implied premiums offered in approximately 100 recent going private transactions for which it obtained information. This analysis included many transactions involving change of control, whereas the Proposed Transaction involves only a minority interest.

❑ Duff and Phelps compared the implied premiums offered over the 1-day and 30-day average trading price prior to the announcement of such going private transactions with the implied premium associated with the announcement of the initial NHCI offer on August 14, 2001.

  ▪ The 1-day average trading price prior to the announcement of such going private transactions ranged from approximately 20% to 30%, with a mid-point of approximately 25%.
  ▪ The 30-day average trading price prior to the announcement of such going private transactions ranged from approximately 20% to 40%, with a mid-point of approximately 30%.

❑ The Proposed Transaction's implied 1-day premium of 22% and 30-day premium of 25% is below the mid-point of the range observed in our analysis. Duff & Phelps noted that in general, the transactions involved change of control whereas the Proposed Transaction involves a minority interest, which partially explains a lower implied premium compared to the mid-point of the observed range.



Valuation Conclusions: 1-day Premium Analysis

❑ The following table summarizes the results of the 1-day Premium Analysis. The analysis produces an equity value in the range of $9.7 million to $10.3 million resulting in a per share value of $1.36 to $1.45 with a mid-point value of approximately $1.40 per share.

National Home Centers, Inc. Going Private 1-day Premium Analysis (By Size Decile) Valuation Summary ($ in Thousands)					
	Low	**Bottom 10%**	**Median**	**Top 10%**	**High**
Implied price per share[1]	$1.15	$1.15	$1.15	$1.15	$1.15
Going private transaction premium range[2]	2.0%	18.0%	25.0%	26.0%	85.0%
Implied going private transaction valuation	**$1.17**	**$1.36**	**$1.44**	**$1.45**	**$2.13**
Shares outstanding	7,142	7,142	7,142	7,142	7,142
Equity Value Range	**$8,378**	**$9,692**	**$10,267**	**$10,349**	**$15,195**
Add: Value of debt	$15,567	$15,567	$15,567	$15,567	$15,567
Less: PV of NOL carryforwards	$2,936	$2,936	$2,936	$2,936	$2,936
Less: Value of outstanding options	$22	$22	$22	$22	$22
Less: Life insurance related assets	$1,792	$1,792	$1,792	$1,792	$1,792
Less: PV of net proceeds from sale of Conway R/E	$2,122	$2,122	$2,122	$2,122	$2,122
Implied Enterprise Value	**$17,073**	**$18,387**	**$18,962**	**$19,044**	**$23,890**

1- NHCI share price 1-day prior to announcement.
2 - Going private 1-day transaction premiums based on market capitalization.

DUFF&PHELPS, LLC

Going Private Premium Analysis



Valuation Conclusions: 30-day Premium Analysis

❑ The following table summarizes the results of the 30-day Premium Analysis. The analysis produces an equity value in the range of $9.6 million to $11.0 million resulting in a per share value of $1.34 to $1.55 with a mid-point value of approximately $1.45 per share.

National Home Centers, Inc. Going Private 30-day Premium Analysis (By Size Decile) Valuation Summary ($ in Thousands)					
	Low	Bottom 10%	Median	Top 10%	High
Implied price per share[1]	$1.12	$1.12	$1.12	$1.12	$1.12
Going private transaction premium range[2]	-46.0%	20.0%	34.0%	38.0%	104.0%
Implied going private transaction valuation	$0.60	$1.34	$1.50	$1.55	$2.28
Shares outstanding	7,142	7,142	7,142	7,142	7,142
Equity Value Range	$4,319	$9,599	$10,719	$11,039	$16,318
Add: Value of debt	$15,567	$15,567	$15,567	$15,567	$15,567
Less: PV of NOL carryforwards	$2,936	$2,936	$2,936	$2,936	$2,936
Less: Value of outstanding options	$22	$22	$22	$22	$22
Less: Life insurance related assets	$1,792	$1,792	$1,792	$1,792	$1,792
Less: PV of net proceeds from sale of Conway R/E	$2,122	$2,122	$2,122	$2,122	$2,122
Implied Enterprise Value	$3,319	$8,599	$9,719	$10,039	$15,318

1- NHCI share price 30-day prior to announcement.
2 - Going private 30-day transaction premiums based on market capitalization.

DUFF & PHELPS, LLC

Comparable Transaction Analysis



- We reviewed seventeen change-of-control sale transactions that have occurred in the building materials industry during 1998 through the current date. A summary of the observed comparable sale transactions and the Proposed Transaction is provided below. The detail of the Comparable Transaction analysis can be seen in Appendix D.

- Due to the lack of public information resulting from characteristics of the acquired companies (private, subsidiaries of public companies and size), it is difficult to apply the Comparable Transaction analysis as a valuation methodology to assess the fairness of the Proposed Transaction.

- Duff & Phelps noted that in general, the comparable sale transactions involved change of control whereas the Proposed Transaction involves a minority interest, which partially explains the Proposed Transaction's implied multiples compared to the mean and median statistics observed below.

National Home Centers, Inc. Comparable Summary Transaction Analysis ($ in Millions)						
		Target			Enterprise Value	
	Enterprise Value	LTM Revenues	LTM EBITDA	LTM EBITDA Margin	LTM Revenues	LTM EBITDA
Mean	322.5	571.1	38.5	7.8%	0.7x	7.7x
Median	214.0	347.5	36.4	8.0%	0.7x	6.7x
Proposed Transaction	$18.7	$102.4	$3.8	3.7%	0.18x	4.97x

Summary Conclusion



❑ The total consideration of approximately $3.6 million in cash, or $1.40 per NHCI common share based on 2.6 million minority shares to be sold, is supported by our DCF, Comparable Public Company, and the Going Private Premium analyses.